Exhibit 99.1

GreenPower Announces Conference Call Covering Results for the First Quarter of 2024 to be Held on August 14, 2023

VANCOUVER, BC, Aug. 8, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, plans to host a conference call and webcast for all shareholders and interested parties at 6:30 a.m. PT / 9:30 a.m. ET on Monday, August 14, 2023 to discuss its operations and financial results for the three months ended June 30, 2023. A replay of the call will be available on the number below shortly after the call.

Conference Call Information:

Date: Monday August 14, 2023
Time: 6:30 a.m. PT / 9:30 a.m. ET

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718
Please ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=We0fCx1a

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 1878900

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Media Relations
(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2023 GreenPower Motor Company Inc. All rights reserved.